Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-39634, 333-107551, 333-85032) pertaining to the 2000 Equity Incentive Plan, the 2000 Employee Stock Purchase Plan and the 2002 Broad Based Equity Incentive Plan and to the incorporation by reference in the Registration Statements (Form S-3 Nos. 333-102351, 333-90424, 333-112220, 333-109872 and 333-109873) of Dendreon Corporation and in the related Prospectuses of our reports dated March 14, 2005 with respect to the consolidated financial statements of Dendreon Corporation, Dendreon Corporation management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Dendreon Corporation, included in this Annual Report (Form 10-K) for the year ended December 31, 2004.

Ernst & Young LLP

Seattle, Washington

March 14, 2005